Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

November 27, 2024

Re:	Galaxy Digital Inc. Registration Statement on Form S-4 Filed July 25, 2024 File No. 333-262378
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attn:	David Irving Mark Brunhofer Lulu Cheng Sandra Hunter Berkheimer
Ladies and Gentlemen:
On behalf of our clients Galaxy Digital Inc., a Delaware corporation (“GDI” or the “Company”), and Galaxy Digital Holdings Ltd., a Cayman Islands exempted company (“GDHL,” and together with GDI, “Galaxy”), we are responding to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Galaxy’s Registration Statement on Form S-4 (File No. 333-262378) (the “Registration Statement”) contained in the Staff’s letter dated November 12, 2024. Galaxy has revised the Registration Statement and is filing Amendment No. 6 to the Registration Statement (“Amendment No. 6”) together with this response letter. Amendment No. 6 also contains certain additional updates and revisions. We would be pleased to provide courtesy copies of Amendment No. 6 to the Staff on request.
For convenience, the Staff’s comments are repeated below in italics, followed by Galaxy’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 6 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 6. Certain confidential information that is relevant to Galaxy’s responses below are included in Annexes to this letter, which will be submitted separately pursuant to a request for confidential treatment.
Amendment No. 5 to Registration Statement on Form S-4
Risk Factors
Risks Related to Cryptocurrencies and Digital Assets
Any inability to maintain adequate relationships with affiliates, page 98
1.We note your response to prior comment 4. Please revise your disclosure to include your response and state, if true, that you did not experience any losses or

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other material impact from your past accounts at and banking relationships with Silvergate Bank and Signature Bank.
Galaxy advises the Staff that it has updated the disclosure on page 100 in response to the Staff’s comment.

Glossary, page 352
2.We note your response to prior comment 10 and definitions of "liquid staking" and "restaking." Please revise to clarify:
•How a user of liquid staking uses the receipt token to provide "liquidity and flexibility to [its] staked assets;"
•How restaking (where holders use representations of the original staked tokens as "collateral to participate in additional staking activities on secondary blockchains" and "to validate transactions or provide security on secondary networks") differs from liquid staking (where users use the "receipt token that represents their staked assets" in other decentralized finance applications); and
•Your role and participation in restaking protocols.
Galaxy advises the Staff that it has updated the disclosure on pages 360 and 361 in response to the Staff’s comment.

Notes to Condensed Consolidated Interim Financial Statements
Note 2: Significant Accounting Policies
Fees
Hosting fees, page F-10
3.We acknowledge your response to prior comment 13. Please address the following:
•Tell us whether you, as host, or your customer is the miner of record with the relevant mining pool operator. In your response, clarify:
◦Whether you or your customer has the contract with the mining pool operator; and
◦Whether the mining pool operator distributes the relevant share of bitcoin compensation to your wallet or to a wallet of your hosted customer.
•For the portion of your cash consideration related to bitcoin received from the mining pool operator, tell us the range of percentages of bitcoin and the weighted- average percentage for each period presented in your updated amended filing.

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•Please tell us whether you or your customers have any other substantive rights (e.g., ability to unconditionally start and stop running hash computations) related to hosted mining machines.
Galaxy advises the Staff that its hosting customers contract directly with their chosen mining pool operators (i.e. our hosting customers are the miners of record with the mining pool operator). The mining pool operators deposit the mining rewards to digital asset wallets controlled by Galaxy’s hosting customers directly.

Galaxy further advises the Staff that for each period included in the Registration Statement, the cash consideration that was derived from the value and amount of bitcoins mined by its customers was as follows:

Period	Variable consideration based on BTC ($ millions)	Range of percentage of total consideration in the period	Weighted average percentage of variable consideration based on BTC
FY 2021	$—	—%	—%
FY 2022	$—	—%	—%
FY 2023	$1.7	(150)%(1) to 14%	7%
YTD 3Q 2024	$0.9	0% to 12%	4%

(1) Galaxy notes that during August 2023, Galaxy opted to curtail its power consumption and sell the pre-purchased electricity on the spot market due to high electricity prices in the ERCOT Load Zone West region. As electricity costs (net of curtailment sales) to provide the hosting services are one input into the variable consideration calculation, periods where the power credits earned from our retail electricity provider was greater than the variable consideration input of the number of bitcoins mined resulted in negative total consideration.

Per the terms of Galaxy’s standard hosting services agreement, its customers can request Galaxy to undertake the following activities on their behalf:
1.Install or remove any customer-owned bitcoin mining equipment;
2.Direct Galaxy to configure or reconfigure the customer bitcoin mining equipment to participate in a given mining pool; and
3.Perform repair and maintenance of customer bitcoin mining equipment.
Galaxy charges its hosting customers a fee for the additional services listed above which they may request based on rates agreed upon in the hosting services agreement. The customers do not have any other substantive rights per the terms of the hosting services agreement to, for example, unconditionally start or stop running hash computations or redirect a customer’s mining equipment to a different mining pool. It is Galaxy’s customers that solely have substantive rights to direct the use of this equipment.

Proprietary mining, page F-10
4.We acknowledge your response to prior comment 14. Please address the following:
•Paragraph BC391 of ASU 2014-09 contemplates that a renewal option could be described as a cancellation option with a longer contract. In addition, Question 7 of the FASB Revenue Recognition Implementation Q&As

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discusses that "the periods covered by the termination provisions would be assessed in the same manner as renewal options (that is, whether the renewal options provide the customer a material right)." As Question 7 contemplates a termination option that can be exercised by either party, it is unclear why that termination option must be a unilateral option in order to be evaluated (in the same manner as a renewal option) as to whether it is a performance obligation in accordance with paragraph BC391 of ASU 2014-09 and ASC 606-10-55-42. As a result, please provide us your assessment as to whether the customer's termination/renewal option contains a material right and, if not, revise your disclosure to indicate that:
◦your contracts continuously renew;
◦therefore they have a duration of less than 24 hours;
◦the customer's termination/renewal option is not a material right and the reason therefor; and
◦as there is no material right, you have one single performance obligation.
•Notwithstanding your representation that you will revise the disclosure in your audited financial statements for the year ended December 31, 2024 once they are issued, please revise the policy in your annual financial statements to reflect the revisions made to this policy note and any revisions resulting from the preceding bullet.
Galaxy advises the Staff that because the contract with the mining pool operator, Galaxy’s customer, can be unilaterally terminated at any time by either party without penalty, consistent with Example 1 in FASB Implementation Q&A 7, the contract duration does not extend beyond the services already provided. Therefore, Galaxy has concluded there is no contract from which a material right can arise/exist (i.e. there is no customer option that can give rise to a material right).

However, if Galaxy were to consider the material right guidance in ASC 606-10-55-42, Galaxy has concluded that the ability to continuously renew the arrangement does not represent a material right given the requirement in ASC 606-10-55-43 for the additional goods or services to be provided at a price that is not their standalone selling price. The additional services that the customer obtains through their continued participation in the contract with Galaxy are obtained at the standalone selling price for those services. As each additional unit of hash rate provides the customer with the same incremental benefit relative to the total network hash rate as units previously provided, and provides Galaxy with the same incremental transaction fee (expressed as a percentage of total pool hash rate), each additional unit of hash rate is therefore subject to the exact same pricing terms relative to other units of hash rates provided under the same contract. Galaxy does not receive any advance payments or other consideration for any future renewal period.

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Galaxy has revised its disclosure on page F-10 to indicate that the contract is continuously renewed, has a duration of less than 24 hours, and that there is no material right in the arrangement because any additional services Galaxy provides, if neither party exercises their termination option, are at their standalone selling price.

Galaxy further advises the Staff that it has not revised its disclosure within the annual financial statements for prior periods, as it did not consider this update to be material. Galaxy will revise its disclosure prospectively in the future annual and interim financial statements.

Blockchain rewards, page F-11
5.You disclose blockchain rewards of $13.2 million for the quarter ended March 31, 2024 on page F-23 and $6.7 million for the year ended December 31, 2023. On page F-26, you disclose that the majority of your staked digital assets are bonded to nodes that you operate. You also disclose on page 18 and elsewhere that you run validator nodes on the Ethereum, Solana, Celestia, Akash and Sui blockchains. Please address the following, anticipating an update of the financial information in your filing and note we may have additional comments after we see your response:
•Confirm for us that you reflect income from DeFi protocols in blockchain rewards. If not, tell us where you reflect income from DeFi protocols in your financial statements, including whether this income is recorded in multiple categories.
•Provide us with a disaggregated schedule of your blockchain rewards for the most recent financial period included in your amendment and the year ended December 31, 2023 which reconcile to the total disclosed in your revenue footnote. In your disaggregated schedule, please include the amounts that represent:
◦self-staking on your own behalf;
◦staking you controlled for others (including staking validator node back-end support for the Lido platform as disclosed on page 229);
◦staking you conducted through others, separately identifying any mining through DeFi protocols; and
◦income (other than staking) from DeFi protocols (if applicable).
•For each of the three staking categories in the preceding bullet, quantify for us the blockchain rewards earned by network (e.g., Ethereum, Solana, Celestia, etc.).

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Galaxy advises the Staff that in addition to earning blockchain rewards by operating staking infrastructure, third-parties delegating digital assets for staking on Galaxy staking infrastructure, and Galaxy delegating proprietary digital assets to party staking infrastructure, Galaxy also earns income from the following types of DeFi protocols: 1) liquid staking protocols such as Lido; 2) liquidity pools such as Uniswap; and 3) lending protocols such as Aave or Compound. All such income is reflected in the “Blockchain rewards” line. The most significant income that Galaxy receives from DeFi protocols relates to liquid staking income from its participation on Lido and similar liquid staking protocols. All other forms of income from DeFi protocols (i.e., those other than liquid staking) are not material.

The following table represents the breakdown of Galaxy’ blockchain rewards as requested by the Staff:

(in millions)	Nine months ended September 30, 2024	Year ended December 31, 2023
Staking rewards on Galaxy proprietary assets staked on Galaxy staking infrastructure	$25.9	$3.7
Staking rewards for third-party digital assets staked on Galaxy staking infrastructure	69.5	1.1
Staking rewards earned from Galaxy proprietary assets staked on third-party staking infrastructure (incl. liquid staking rewards)	5.4	1.8
Total staking-related blockchain rewards	$100.8	$6.6
Income from DeFi protocols (other than liquid staking)	0.8	0.1
Total blockchain rewards	$101.6	$6.7

Additional breakdown by blockchain:

(in millions)	Galaxy infrastructure		Third-party infrastructure		Total
Blockchain	Galaxy assets	Third-party assets	Liquid staking	Non-liquid staking
Ethereum	$4.1	$6.3	$1.8	$—	$12.2
Solana	9.7	61.8	—	—	71.5
Celestia	9.8	0.7	—	2.7	13.2
Others	2.3	0.7	—	0.9	3.9
Total for nine months ended September 30, 2024	$25.9	$69.5	$1.8	$3.6	$100.8

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(in millions)	Galaxy infrastructure		Third-party infrastructure		Total
Blockchain	Galaxy assets	Third-party assets	Liquid staking	Non-liquid staking
Ethereum	$—	$—	$0.1	$—	$0.1
EVMOS	1.7	—	—	—	1.7
Celestia	0.9	—	—	0.6	1.5
Akash	0.3	0.4	—	—	0.7
Others	0.8	0.7	—	1.1	2.6
Total for year ended December 31, 2023	$3.7	$1.1	$0.1	$1.7	$6.6

Digital Assets
Digital assets associated with decentralized finance protocols, page F-13
6.We acknowledge your revised disclosure provided in response to prior comment 16. Please provide us an analysis for each material asset supporting your assertion that the protocol-specific digital assets you receive upon transferring digital assets to the relevant smart contract represent enforceable rights to or claims on the underlying digital assets that were transferred. In your response, explain how each protocol/smart contract is governed, how it functions, whether the protocol/smart contract is a legal contract, and if and how your rights or claims are legally enforceable. In addition, please tell us how you considered the need to expand your disclosure to discuss why you believe protocol-specific digital assets provide you with enforceable rights or claims on the underlying digital assets deposited to the decentralized protocols. In your response, tell us whether you believe this is an area of significant judgment that should be disclosed in accordance with ASC 235-10-50-3. Finally, please update the policy disclosure in your financial statements for the year ended December 31, 2023 consistent with disclosure changes made to your interim financial statements.
Galaxy advises the Staff that in order to determine whether certain digital assets confer Galaxy with an enforceable right to or enforceable claim on another asset, Galaxy, with the assistance of its external legal counsel, developed a framework for analysis of Galaxy’s rights with respect to assets received from decentralized protocols, which Galaxy applies on a case by case basis depending on the facts and circumstances surrounding a particular decentralized protocol. Based on advice of external legal counsel, Galaxy believes that the protocol-specific receipt tokens that it holds provide it with enforceable contractual rights to claim the underlying digital assets transferred to the protocol. In particular, the framework takes the view that under the laws of New York State (which external counsel believes should apply) and general common law principles, even where an explicit contract does not exist, theories regarding quasi-contracts and implied contracts would be available and likely recognized to establish that an enforceable contract exists based on the understanding of all parties involved in such transactions—among other things, based on the existence of computer code and documentation setting forth the manner in which these smart contracts are intended to operate. Further, even when Galaxy interacts with parties operating through a

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“decentralized autonomous organization” or other group of unidentified counterparties, statutory and common law principles of general partnership should apply such that one or more counterparties could be held to be responsible for the contract’s performance, including the return of digital assets transferred to the smart contract.

Galaxy notes that ASC 350-60-15-1(b) requires that an entity demonstrate the lack of enforceable rights in order for the digital assets to be in scope of Subtopic 350-60. This view is consistent with BC19 of ASU 2023-08 where the FASB noted their intention to limit the scope of ASC 350-60. Galaxy further notes that BC21 of ASU 2023-08 clarifies that the FASB had receipt tokens in mind when they included the criterion in 350-60-15-1(b). As such, based on advice received from our external counsel and our interpretation of the scope requirements of ASU 2023-08, we concluded that receipt tokens issued by decentralized finance protocols we interact with would not be in scope of Subtopic 350-60 because we cannot assert positively that such digital assets do not grant us enforceable rights to or enforceable claims on other digital assets.

In considering our disclosures related to ASC 350-60, Galaxy has not identified a need to discuss why it believes certain digital assets provide it with enforceable rights to or enforceable claims on underlying goods, services, or other assets. Galaxy notes that it is not a disclosure required by ASC 350-60-50. A receipt token, in general, is designed to entitle the holder to redeem the crypto intangible asset(s) for which it was exchanged, and as described above, after consultation with external counsel, we determined that such rights would be legally enforceable. Therefore, it would fail the “other goods and services criterion” in paragraph 350-60-15-1(b), and, therefore, be outside the scope of Subtopic 350-60 unless there is a basis to assert that the redemption right is not enforceable. For the receipt tokens that Galaxy holds, Galaxy does not have a basis to assert that the redemption right is not enforceable.

Galaxy does not believe this evaluation of the facts for our digital assets constitutes a “method of applying those [accounting] principles” described in ASC 235-10-50-3 nor “important judgments” as to appropriateness of principles relating to recognition of revenue and allocation of asset costs to current and future periods.

The Company evaluated the disclosure changes made to the interim financial statements and concluded that they were not material to the financial statements for the year ended December 31, 2023. As such, the Company has not made changes to those financial statements.

Digital Assets Borrowed, page F-15
7.Please tell us whether the description you provided of your borrowing arrangements includes a description of your borrowings from DeFi platforms and expand your disclosure accordingly.
Galaxy advises the Staff that it has revised the Digital Assets Borrowed policy disclosure to clarify that the description on page F-15 is applicable to DeFi platform borrowings in addition to over-the-counter borrowing arrangements.

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8.We note that you describe your digital asset borrowings as hybrid instruments, with a liability host contract and an embedded forward element that meets the definition of a derivative on a standalone basis. Please tell us whether the embedded derivative that you bifurcate and recognize changes in fair value in your Net gain / (loss) on digital assets line item includes changes in the fair value of the forward obligation within your borrowing arrangements to settle borrowing costs in digital assets. If not, please explain why with reference to the authoritative literature you relied upon and clarify if the change in fair value of the forward obligation related to the borrowing fee component is recorded in the borrowing costs component of transaction expenses and not net gain / (loss) on digital assets.
Galaxy advises the Staff that the impact of changes in fair value of the forward obligation related to borrowing costs is not material (less than $1 million in all periods presented in the Registration Statement). Galaxy has identified a single bifurcated embedded derivative in the digital asset loans payable, which includes the forward obligation to settle borrowing costs in digital assets. The change in fair value of the embedded derivative is included in the Net gain/(loss) on digital assets line item.

Note 4: Revenues, page F-23
9.Please tell us whether all of the revenues depicted in the table are from contracts with customers and your consideration of the guidance in ASC 606-10-50-4a. To the extent you determine that some of the revenue reflected in this table is not derived from contracts with customers, revise your disclosure to separately identify the income streams that are derived from contracts with customers. In this regard, we note from your response to prior comment 19 that you do not consider at least some DeFi protocols to be customers as defined in ASC 606.
Galaxy advises the Staff that it has revised its disclosure on page F-24 in response to the Staff’s comment and identified revenue from contracts with customers separately from other forms of revenue. Prior to 2024, Galaxy’s only significant source of revenue stemming from transactions outside of ASC 606 were from its lending activities. Accounting for these activities was described separately in our accounting policies on pages F-74 and F-80 from our revenue-related accounting policies on pages F-70 to F-71. Given that the lending income was the only significant source of non-ASC 606 revenue for the fiscal years ended December 31, 2023, December 31, 2022, and December 31 2021, we did not provide a separate disclosure of such amounts.

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Note 6: Digital Assets, page F-23
10.We acknowledge your revised disclosure in response to prior comment 18. Please address the following:
•Tell us why you removed the footnote (2) reference from the "total held on trading platforms" subtotals from the tables on pages F-24 and F-25 and removed inclusion of trading platforms from the text of the footnote, yet did not change the amount of borrowings supported by assets held on platforms at December 31, 2023 from the $123.0 million amount previously presented. In this regard, we note from policy disclosure on pages F-13 and F-69 and from your May 13, 2024 response to comment 15 from our April 16, 2024 letter that assets on trading platforms support margin loans on those platforms.
•Revise the disclosure in the table in Note 4 of your annual financial statements on page F-82 to reflect the revisions made in the interim financial statements in response to prior comment 18 and in response to the preceding bullet, if appropriate, notwithstanding your representation that you will revise the disclosure in your audited financial statements for the year ended December 31, 2024 once they are issued.
Galaxy advises the Staff that while as it noted in its accounting policy that Galaxy has the ability to use digital assets held on trading platforms for the purpose of margin borrowings, as of all balance sheet dates included in Galaxy’s interim financial statements, none of its borrowings were collateralized by the digital assets held on trading platforms. As such, we removed the (2) label from that row.

Galaxy further advises the Staff that it has not revised its disclosure within the annual financial statements for prior periods, as it did not consider this update to be material. Galaxy will revise its disclosure prospectively in the future annual and interim financial statements.

Digital Intangible Assets Associated with Decentralized Finance Protocols, page F-25
11.We acknowledge your response to prior comment 19. Please address the following:
•Provide us a detailed listing of the digital assets and related protocol that comprise the "other digital assets associated with decentralized finance protocols" in the tables on pages F-24 and F-25 as of December 31, 2023 and the most recent period when you update your financial statements.
•In your response you indicate that you do not consider DeFi protocols that do not issue receipt tokens, such as Maker and Compound V3, to be your customer under GAAP and that your interactions with these protocols do not impact your revenues. Tell us why you would deposit digital assets to these

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DeFi protocols if you apparently will not make a return on those assets. In your response, tell us:
◦whether the deposited assets are used as collateral to support borrowings from those DeFi protocols as indicated in your policy notes on pages F-14 and F-70; and
◦whether you recharacterize the deposited assets as another asset in your listings of DeFi protocol assets on pages F-27 and F-85. For example, clarify whether any wrapped bitcoin deposited in the Maker DeFi Protocol would be characterized as MakerDAO assets in those tables. If not, tell us what MakerDAO represents, noting that the Maker governance token is quoted as MKR and that the native token of the Maker protocol appears to be DAI, the token mentioned in your response to prior comment 15.

Galaxy advises the Staff that the “other digital assets associated with decentralized finance protocols” includes digital assets deposited on DeFi protocols for which no receipt token is issued to Galaxy, as well as wrapped digital assets that are primarily used to interact with DeFi protocols. These wrapped digital assets are often held in Galaxy-controlled wallets prior to being deployed. The balance comprises the following assets:

($ in millions)	Underlying digital asset	Carrying value as of
DeFi protocol		September 30, 2024	December 31, 2023
EigenLayer	Ether	$96.3	$—
Sky (formerly MakerDAO)	Ether	52.0	38.6
Avalanche wrapped bitcoin (BTC.b)	Bitcoin	35.0	—
Etherfi wrapped ETH (eETH)	Ether	10.9	—
Etherfi wrapped bitcoin (eBTC)	Bitcoin	6.3	—
Lido wrapped stETH (wstETH)	Ether	8.2	—
BitGo wrapped bitcoin (wBTC)	Bitcoin	6.3	—
Binance wrapped bitcoin (BTCB)	Bitcoin	4.8	—
Various	Ether and Avax	1.0	1.2
Total		$220.8	$39.8

Galaxy notes that the primary reason for Galaxy’s interactions with DeFi protocols is to obtain liquidity and borrow digital assets at relatively attractive rates, consistent with Galaxy’s accounting policy on pages F-13 and F-15. Certain DeFi protocols, such as Sky (MakerDAO rebranded to Sky) or Eigenlayer, do not issue receipt tokens to Galaxy upon its deposit of digital assets. In these instances, the digital assets, such as ether or wrapped BTC, are held in a smart contract that can only be accessed by the depositor. Such digital assets held in the smart contract are also not transferable to a third-party. This feature differentiates such protocols from others that issue a transferable receipt token (e.g., Aave). The absence of a return on deposited digital assets is mitigated by the reduction of risk from the assets being not rehypothecated by the smart contract. As these digital assets cannot be rehypothecated by the smart contract and can only be retrieved by Galaxy (only after the corresponding digital asset loan that is collateralized

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by these assets is repaid), we concluded that Galaxy does not lose control of the digital assets. These digital assets are reclassified from “Self-custodied” to the “Other digital assets associated with decentralized finance protocols” line in our disclosure in Note 6. These assets are included in the corresponding DeFi protocol line where they are held as of balance sheet date in the table on page F-29. The deposited digital assets are also included in the table on page F-28. For example if ether were deposited with Sky, these digital assets would be reflected as ether in the table on page F-28 and Sky in the table on page F-29.

As a general business policy, Galaxy does not hold any governance tokens issued by the DeFi protocols, such as SKY (previously MKR). However, to the extent that Galaxy receives such digital assets as a result of its participation in the associated DeFi protocol, the digital asset would be included in the Digital intangible assets within the “Self-custodied” subtotal on the tables on page F-26. While USDS (previously DAI) is issued by the Sky protocol, Galaxy considers its exposure to the protocol to be its collateral assets that are deposited into the smart contract and not the liability to return the USDS in order to retrieve such collateral.

12.Tell us how you transact with each of the Eigenlayer, Spark and MakerDAO DeFi protocols. In your response, for each protocol, please address the following:
•Explain generally how each protocol works, including, but not limited to, whether it is a lending protocol, trading protocol, staking protocol, or some other protocol.
•Tell us the types of assets you deposit to these protocols.
•Tell us whether or not you received receipt tokens in return.
•Tell us what the protocol does with your deposited assets.
•Explain whether and, if so, how yield is earned and when it is distributed.
Galaxy advises the Staff as follows with regard to each material DeFi protocol identified, and based on publicly available information:

Eigenlayer
Description of the protocol:
◦Eigenlayer is a restaking protocol rather than a traditional lending, trading, or standard staking protocol. Its purpose is to allow users to reuse their staked ETH (and other ERC-20 tokens as of November 2024) in other applications (i.e., while the ERC-20 token is staked), as well as to extend Ethereum's economic security to additional applications on the network by enabling users to re-stake staked assets into Eigenlayer smart contracts. Applications secured through re-staking are called Actively Validated Services (“AVS”) and are operated in a decentralized network by Operators. Restakers can decide to secure one or more AVS of their

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choice, either through a third-party Operator or themselves by taking on the responsibilities of an Operator. Key primitives within the Eigenlayer ecosystem include:
•Restaking: Users can restake their native staked ETH, Liquid Staked Tokens (“LST”), or alternate ERC-20 tokens to secure non-Ethereum services within the Eigenlayer ecosystem.
•Operators: entities that provide the infrastructure upon which AVS software operates on Eigenlayer. They register in Eigenlayer and allow stakers to delegate to their nodes providing validation services on top of Eigenlayer.
•Delegation: the process whereby stakers delegate their assets to Operators or run validation services themselves, effectively becoming an Operator. This process involves a double opt-in between both parties, ensuring mutual agreement. Restakers retain agency over their stake and choose the AVSs for which they opt-in to validate.
•Actively Validated Services: Decentralized services built on the Eigenlayer protocol that leverage Ethereum's shared security to validate transactions and operations outside of the Ethereum blockchain. Operators perform validation tasks for AVSs, contributing to the security and integrity of the network.

Types of assets:
◦Users can stake assets such as native ETH, LSTs, or any other ERC-20 token into Eigenlayer smart contracts. Staked assets earn Eigen tokens from the AVS that the Operator supports as rewards for using their assets as proof of stake security. Similarly, the staked assets are subject to slashing penalties if the Operator does not perform the validation activities required by the AVS. Users have the option of restaking on Eigenlayer either via Liquid restaking or Native Restaking:
▪Native restaking refers to the process of setting an Ethereum validator's withdraw Credential to an Eigenlayer smart contract (also known as an EigenPod). An EigenPod is designed to intercept the withdrawn staked assets and calculate any slashing penalties. The smart contract holds the staked assets for a 7-day period, then distributes the withdrawn assets, net of any penalties, to the delegator.
▪Liquid restaking: the process of users depositing "liquid" tokens, including LSTs or any ERC-20 token into the Eigenlayer smart contracts. Users can deposit eligible assets into these liquid restaking protocols, which handle the operations behind the scenes.
▪The majority of Galaxy’s exposure on Eigenlayer is in the form of natively restaked ETH, which is ETH staked to Galaxy-operated Ethereum validator nodes and restaked to a Galaxy controlled

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EigenPod (i.e., delegated Galaxy’s Eigenlayer Operator). As these assets must be withdrawn into an EigenPod before Galaxy can access them, they are categorized as other digital assets associated with DeFi protocols in the table in Note 6 of our financial statements.

Receipt tokens:
◦If the user restakes their LST/ ERC-20 token themselves or self-hosts their staking infrastructure to natively restake their ETH, there are no receipt tokens. When staking with Eigenlayer using a liquid restaking protocol, users receive receipt tokens unique to the liquid restaking protocol representing their staked assets.

Use of Deposited Assets:
◦Eigenlayer pools and commits these staked assets to provide security guarantees for AVSs that choose to use Eigenlayer’s security model. In other words, the restaked assets can provide proof of stake validation to additional AVSs by enabling different AVSs to share a common economic security base.
◦The AVS Operator is responsible for proposing and validating transactions on these secondary protocols, and if the Operator does not maintain the required performance level, the depositor will suffer slashing penalties when they unstake from the Eigen protocol.

Yield and Distribution:
◦Yield in Eigenlayer is generally earned from fees paid by the AVSs utilizing Eigenlayer’s security. This yield is distributed back to restakers in proportion to their staked or restaked assets. While details on specific yield distribution mechanisms can vary by implementation, users typically receive these rewards in the same manner as they would standard staking rewards on Ethereum or the applicable AVS, often through periodic distribution directly to their staking accounts (and net of any slashing penalties incurred on both the base-layer Ethereum staking and the restaking activities done on the Eigenlayer).

SparkLend
Description of the protocol:
◦SparkLend is a decentralized protocol created by the developers of Sky Protocol (formerly known as MakerDAO as further discussed below) with the aim of scaling the DAI and USDS ecosystem (as further discussed below, USDS is a stablecoin issued by Sky Protocol).
◦Galaxy leverages SparkLend primarily to access stablecoin liquidity on an ongoing basis. SparkLend originated as a fork of the Aave lending and borrowing protocol, and functions in similar ways in most material aspects.

Types of assets:

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U.S. Securities and Exchange Commission
◦Users interacting with SparkLend can deposit eligible ERC-20 digital asset for which there is a liquidity pool. Galaxy predominantly uses SparkLend to borrow DAI, and using cbBTC (wrapped BTC issued by Coinbase) and ETH to post as collateral. As with Aave, users who have deposited assets into SparkLend liquidity pools can use the deposited asset as collateral to borrow another eligible asset from the protocol.

Receipt tokens:
◦Spark issues sp-Tokens which are minted and burnt upon supply and withdrawal of assets to/from a SparkLend market and denote the amount of crypto assets supplied and the yield earned on those assets. The spTokens’ value is pegged to the value of the corresponding supplied asset at a 1:1 ratio. All yield collected by the spTokens' reserves are distributed to spToken holders directly by continuously increasing their wallet balance. The sp-Tokens are themselves ERC-20 tokens that are transferable and can be traded, although there are few liquid markets for sp-Tokens.

Use of Deposited Assets:
◦In addition to being used as collateral, digital assets deposited into a SparkLend liquidity pool are available to be loaned out to other users of the protocol in an overcollateralized manner.

Yield and Distribution:
◦SparkLend liquidity pools generate yield through interest income on outstanding digital asset loans. This yield is denominated in the digital asset that is held in the applicable SparkLend liquidity pool smart contract. As interest is repaid into the liquidity pool, the protocol creates additional sp-Tokens which automatically accrue in the wallet balance of each spToken holder based on their relative amount of liquidity provided to the applicable liquidity pool.

Sky Protocol (formerly MakerDAO)
Description of the protocol:
◦In November 2024, the holders of the governance token of MakerDAO voted to approve the name change from MakerDAO to Sky Protocol.
◦Sky Protocol enables the creation of the stablecoins called USDS and DAI. Unlike other stablecoins that are issued by a legal entity, USDS and DAI can be programmatically created by anyone via the Sky smart contract.
◦USDS and DAI are backed by excess collateral held in the Sky smart contract and their values are algorithmically pegged to that of the U.S. dollar.
◦As of September 30, 2024, Galaxy has used the MakerDAO protocol to mint the DAI stablecoin.

November 27, 2024	GLXY-15

U.S. Securities and Exchange Commission
Types of assets:
◦Sky Protocol supports both DAI and USDS stablecoins. In all periods included in the Registration Statement, Galaxy only held or interacted with DAI. As such, this analysis focuses on the DAI stablecoin. However, USDS functions in the same manner as DAI in all material aspects.
◦DAI can be minted via the Sky Protocol smart contract that accepts certain pre-approved assets as collateral (e.g., wrapped BTC, ETH, and other digital assets with deep liquidity). A user can create a secure vault (i.e., a digital asset address), which is only accessible by the wallet that created the vault, and deposit the collateral assets into the vault.
◦The collateral assets cannot be transferred out of the vault or redeemed by other users on the blockchain. Once the collateral assets are deposited, the depositing user can mint a given quantity of DAI against the collateral, usually at a DAI to collateral value of less than 80%.
◦In order to redeem the collateral from the secure vault, the user must repay (i.e., burn) a sufficient quantity of DAI such that the outstanding DAI to collateral value is below the specified threshold set by the smart contract. In order to fully redeem the collateral asset, the user must repay all the DAI they minted using the given vault.
◦The Sky Protocol protects the value of DAI by automatically auctioning off the collateral assets if and when their value relative to the outstanding DAI drops below the liquidation thresholds. Proceeds from the auction are used to purchase DAI and repay the outstanding DAI loans.

Receipt tokens:
◦Sky Protocol does not issue receipt tokens to depositors minting or borrowing DAI using a secure vault. However, only the wallet (i.e., the private key) that created (i.e., signed) a given vault can redeem the assets out of the vault.

Use of Deposited Assets:
◦Deposited assets are held in the vault until they are redeemed by the depositor or auctioned off by the protocol in case of a default (i.e., the depositor did not redeem the assets and the asset value dropped below a certain threshold).

Yield and Distribution:
◦Digital assets held in a secure vault do not generate any yield. However, holders of DAI or USDS could deposit these assets into liquidity pools (e.g., SparkLend, Aave, etc.) and generate income by allowing others to borrow these assets out of the liquidity pools.

November 27, 2024	GLXY-16

U.S. Securities and Exchange Commission
Significant Digital Asset Holdings, page F-27
13.Please tell us why the cost basis exceeds fair value for your digital assets not measured at fair value at both March 31, 2024 and December 31, 2023. In this regard, for digital intangible assets carried at cost less impairment, we note that ASC 350-30-35-19 indicates that after an impairment loss is recognized, the adjusted carrying amount becomes the new accounting basis.
Galaxy advises the Staff that the Cost Basis for digital assets not measured at fair value disclosed in the table on page F-28 represents Galaxy’s cost to acquire the digital assets. Galaxy notes that the amount shown in the right-most column in that table represents the carrying amounts of such assets and not their fair value. Galaxy has revised the disclosure for clarity in response to the Staff’s comment.

Please do not hesitate to contact me at (212) 450-4565 (joseph.hall@davispolk.com) or Dan Gibbons at (212) 450-3222 (dan.gibbons@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.
Very truly yours,

/s/ Joseph A. Hall

cc:	Michael Novogratz, Chief Executive Officer, Galaxy Digital Holdings Ltd.
Alex Ioffe, Chief Financial Officer, Galaxy Digital Holdings Ltd.
Andrew Siegel, General Counsel and Chief Compliance Officer, Galaxy Digital Holdings Ltd.
Michael J. Campanile, KPMG LLP
Robert B. Sledge, KPMG LLP
Evan Rosen, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP
Geoff Belsher, Blake, Cassels & Graydon LLP
Eric Moncik, Blake, Cassels & Graydon LLP
Evan Straight, Blake, Cassels & Graydon LLP
Jo Cunningham, Maples and Calder (Cayman ) LLP
Suzanne Correy, Maples and Calder (Cayman) LLP
Tim Coak, Maples and Calder (Cayman) LLP

November 27, 2024	GLXY-17